March 28, 1997

Mr. Scott Richardson
BDO Seidman, L.L.P.
1129 20th Street, N.W., Suite 500
Washington, D.C. 20036

Gentlemen:

Crown Communications Corporation ("Communications") hereby represents that it has the ability and intends to provide financial support to The Nostalgia Network, Inc. ("Nostalgia") throughout the remainder of 1997. This financial support is intended to satisfy the following specific cash needs of Nostalgia to the extent required in such circumstances:

     1.   Programming commitments entered into prior to January
1, 1997 which fall due during 1997 and which shall not exceed
$6,400,000.

     2. Lease commitments entered into prior to January 1, 1997, which fall due during 1997 and which shall not exceed
$3,200,000.

     3. Operating expenses incurred during 1997 to the extent not satisfied by cash flow from operations.

Notwithstanding the above, the financial support to be provided by Communications to Nostalgia during 1997 shall be no more than $19,500,000 (and may be less depending on the circumstances) which is to be given as follows:

     a.   2,000,000 loaned to Nostalgia on March 12, 1997

     b.   6,000,000 to be loaned to Nostalgia on March 28, 1997

It is understood that the financial support provided by Communications shall not be used for programming commitments entered into after December 31, 1996, unless specifically approved in writing by Communications. Communications' financial support may be in the form of debt or equity financing. Should such financing be in the form of debt, the principal amount of such debt will not be callable prior to February 1, 1998. Additionally, the four million dollars in current loans from Communications, which were due on February 1, 1997 and the February 14, 1997 $500,000 loan which is due on February 13, 1998, will be due on February 1, 1998. Communications' commitment to provide such financial support shall cease if, prior to December 31, 1997, as a result of issuance of Nostalgia securities, Communications shall no longer possess a majority of the equity or voting power of Nostalgia. In the event that Nostalgia enters into a strategic partnership, Communications's commitment may be reduced up to the amount of the partner's investment, be it as debt or equity financing, into Nostalgia.

Pursuant to the March 28, 1997 letter agreement and wrap-around promissory note, Communications shall receive minimum monthly interest payments of $20,000 from Nostalgia. Said payments shall be applied toward accrued interest arising from the terms of the March 28, 1997 wrap-around Note from Nostalgia to Communications.


Very truly yours,



/s/ Werner Seubert
Werner Seubert, Vice President